Iter Opus Corporation
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Version 1

Subject: We've officially launched our Iter Opus Reg CF campaign on Wefunder

We're excited to share that **Iter Opus Corporation** has officially launched a **Regulation Crowdfunding (Reg CF)** campaign on **Wefunder**!

This offering allows our community — including family, friends, and early supporters — to learn more about what we're building and, if they choose, participate in our next stage of growth.

You can find all the details and disclosures directly on our campaign page here:
https://wefunder.com/iteropus/

We understand that some may be new to Reg CF investing. To help you learn more about how Regulation Crowdfunding works and what it means to invest through Wefunder, you can visit Wefunder's investor education resource here:
https://help.wefunder.com/#/investor/reservations

Thank you for believing in our mission to **humanize the future of work** and help people and companies connect in more meaningful ways. Please share this with others who may be interested.

Disclaimer: *This email is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. Any offer to invest is made solely through the official Iter Opus campaign page on the* ***Wefunder*** *platform under* ***Regulation Crowdfunding (Reg CF)***.

Cheers,
Andy

[redacted]
Chief Executive Officer
Iter Opus Corporation
585.207.1007 | [redacted]

Version 2

Subject: Iter Opus Reg CF: High-Level Overview and How to Participate

When we met {meeting context}, we touched briefly on what we're building, but I wanted to give you a clearer high-level overview of Iter Opus Corporation (https://www.iteropus.com/) and our flagship product, Levii.io.

Levii.io is designed to serve two audiences simultaneously:

For individuals:
It functions as an intelligent career concierge—helping people understand viable career paths, identify the skills they have and the ones they need, and receive a guided, personalized roadmap rather than the fragmented experience of job boards, training platforms, or generic advice.

For employers and workforce organizations:
Beyond managing job openings, Levii.io provides real-time visibility into skills, internal mobility, talent pipelines, and future staffing projections. It gives organizations a unified view of their current and future workforce, reducing guesswork and improving decision-making.

What makes this unique is that Levii.io models both sides—the individual and the organization—using AI to align skills, goals, and cultural fit, not just experience and education. That integrated perspective is something traditional systems simply don't offer, and it's already generating interest from partners who see how large the gap is between career navigation tools and actual workforce planning.

We're currently running a **Regulation Crowdfunding (Reg CF) offering** on Wefunder (https://wefunder.com/iteropus/) to allow supporters to *reserve* an investment—even if they're not accredited investors. Reg CF is an SEC-regulated mechanism that enables everyday people to participate in early-stage offerings in a compliant way. Since the process is unfamiliar to many, Wefunder has a helpful overview here: https://help.wefunder.com/#/investor/getting-started-for-investors.

If you're open to it, I'd love for you to consider reserving an investment, even a modest one. Once total reservations reach **$50,000,** we file our Form C with the SEC. Filing unlocks the ability to market the offering more broadly and gives us greater visibility with larger investors. A reservation signals interest and helps us demonstrate early traction.

Please also feel free to share the information with anyone else who may be interested. I'm always happy to set up a Zoom meeting with anyone who wants to learn more about the company, the product, or the Reg CF process.

Thanks so much,
Andy

Disclaimer: *This email is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. Any offer to invest is made solely through the official Iter Opus campaign page on the **Wefunder** platform under **Regulation Crowdfunding (Reg CF)**.*

[redacted]
Chief Executive Officer
Iter Opus Corporation
585.207.1007 | [redacted]

Version 3

Subject: Iter Opus's Reg CF Campaign

{Person who referred} mentioned that you were interested in learning more about Iter Opus' Regulation Crowdfunding (Reg CF) seed round. Your interest is truly appreciated.

A quick high-level overview of Iter Opus Corporation (https://www.iteropus.com/) and our flagship product, Levii.io:

Levii.io is designed to serve two audiences simultaneously:

For individuals:
It functions as an intelligent career concierge—helping people understand viable career paths, identify the skills they have and the ones they need, and receive a guided, personalized roadmap rather than the fragmented experience of job boards, training platforms, or generic advice.

For employers and workforce organizations:
Beyond managing job openings, Levii.io provides real-time visibility into skills, internal mobility, talent pipelines, and future staffing projections. It gives organizations a unified view of their current and future workforce, reducing guesswork and improving decision-making.

What makes this unique is that Levii.io models both sides—the individual and the organization—using AI to align skills, goals, and cultural fit, not just experience and education. That integrated perspective is something traditional systems simply don't offer, and it's already generating interest from partners who see how large the gap is between career navigation tools and actual workforce planning.

We're currently running a **Regulation Crowdfunding (Reg CF) offering** on Wefunder (https://wefunder.com/iteropus/) to allow supporters to *reserve* an investment—even if they're not accredited investors. Reg CF is an SEC-regulated mechanism that enables everyday people to participate in early-stage offerings in a compliant way. Since the process is unfamiliar to many, Wefunder has a helpful overview here: https://help.wefunder.com/#/investor/getting-started-for-investors.

If you're open to it, I'd love for you to consider reserving an investment, even a modest one. Once total reservations reach $50,000, we file our Form C with the SEC. Filing unlocks the ability to market the offering more broadly and gives us greater visibility with larger investors. A reservation signals interest and helps us demonstrate early traction.

Please also feel free to share the information with anyone else who may be interested. I'm always happy to set up a Zoom meeting with anyone who wants to learn more about the company, the product, or the Reg CF process.

Thanks so much,
Andy

Disclaimer: *This email is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. Any offer to invest is made solely through the official Iter Opus campaign page on the* ***Wefunder*** *platform under* ***Regulation Crowdfunding (Reg CF)***.

[redacted]
Chief Executive Officer
Iter Opus Corporation
585.207.1007 | [redacted]

Iter Opus Corporation
Prior Communications: LinkedIn

January 13, 2026

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By **Andrew Dimock** • 1/13/2026 •••

Iter Opus Corporation
23 followers
1mo •

The Levii.io demos are live!

Not another job board.
Not another stalled recruiting loop.
Not chasing algorithms as a means to get noticed.

You see how candidates shape their careers with purpose and how employers plan hiring around real needs.

Watch the live demos 👉 https://lnkd.in/eNfhjabK

If you want to be part of reimagining candidates approach careers and employers approach hiring, back Iter Opus on Wefunder 👇👇👇 https://lnkd.in/dzSD6EZd

#Leviiio #IterOpus #FutureOfWork #WorkforcePlanning #HiringTech #Careers #StartupInvesting #TechForPeople


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December 30, 2025

By **Andrew Dimock** • 12/30/2025

Iter Opus Corporation
23 followers
1mo •

As the year comes to a close, we want to say thank you. 🙏

Thank you to everyone who supported the launch of Iter Opus, believed early, and showed up through conversations, encouragement, and trust.

This year, Iter Opus launched, we secured our space, and we began building Levii.io. None of this happens without people willing to support something before it is fully visible.

It is not too late to support 🤝 or invest in the future of work.

You can back Iter Opus on Wefunder:
👉 wefunder.com/iteropus
or join the Levii.io waitlist 👉 iteropus.com/waitlist as we move into 2026 with momentum.

We are grateful for the foundation laid and excited for what comes next in 2026.

#IterOpus
#Grateful
#StartupLife
#2025



ITER
OPUS

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November 12, 2025

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By **Andrew Dimock** • 11/12/2025 •••

Iter Opus Corporation
23 followers
3mo •

At Iter Opus, honoring 🫡 veterans isn't limited to one day—it's part of our mission.

Our team includes a fifth-generation Army veteran with direct experience working alongside the Department of Defense, federal contractors, and state and federal agencies supporting military transitions, veteran hiring, and family employment initiatives.

We've seen the gaps firsthand, underemployment, unemployment, lost skill translation, and career instability for military spouses and caregivers. These challenges guide how we're building Levii.io, powered by Iter Opus, to deliver data-driven solutions that close those gaps and strengthen America's workforce.

Our Regulation Crowdfunding (Reg CF) raise is now open. Learn more, get involved, and help build the future of work with us 💪: wefunder.com/iteropus

#Veterans #MilitarySpouse #FutureOfWork #WorkforceInnovation #Startup #RegCF #WeFunder #IterOpus #Leviiio #EthicalAI #HiringInnovation

Disclaimer: This communication may be deemed to be a solicitation of interest under Regulation Crowdfunding. No money or other consideration is being solicited or accepted, and any indication of interest involves no obligation or commitment.


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November 5, 2025

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By **Andrew Dimock** • 11/5/2025

Iter Opus Corporation
23 followers
3mo •

We're proud to announce Iter Opus has officially launched our Regulation Crowdfunding campaign on Wefunder.

Our mission: transform how people and companies connect through AI-driven workforce technology that puts humans first.

Read the full release and learn how to join our investor community.
https://lnkd.in/dZZPTJcH

Follow our journey and learn more on Wefunder: https://lnkd.in/dzSD6EZd

#FutureOfWork #AI #Startup #WorkforceTech #InvestInImpact #IterOpus #Leviiio

This communication may be considered a form of "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited or will be accepted until the offering is filed with the SEC and made available through our intermediary, Wefunder Portal LLC. Any indications of interest involve no obligation or commitment. Learn more at https://lnkd.in/dzSD6EZd


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October 23, 2025

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By **Andrew Dimock** • 10/23/2025

Iter Opus Corporation
23 followers
4mo •

Humanizing the Future of Work Starts Here.

Iter Opus has launched its Regulation Crowdfunding (Reg CF) campaign on WeFunder to expand Levii.io, our AI-powered career/workforce intelligence platform transforming how people and employers connect.

Levii.io bridges emerging talent, transitioning professionals, and employers seeking aligned, purpose-driven hires.

We're building a workforce ecosystem that's human-centered, data-driven, and ethically powered by AI.

We're inviting you to follow our journey as we work to modernize America's workforce infrastructure.

🎥 Watch the video below
👉 **wefunder.com/iteropus**
👉 **iteropus.com**

#FutureOfWork #RegCF #WeFunder #StartupLaunch #IterOpus #Leviiio #WorkforceInnovation

Compliance Notice: Iter Opus is testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited or will be accepted at this time. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed with and qualified by the SEC. Any indication of interest involves no obligation or commitment of any kind.

Iter Opus Corporation
iteropus.com

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FOR IMMEDIATE RELEASE

Iter Opus Launches Reg CF Campaign on Wefunder to Revolutionize Workforce Tech

Rochester, NY – November 5, 2025 /PRNewswire/ — Iter Opus Corporation today announced the launch of its **Regulation Crowdfunding (Reg CF)** campaign on Wefunder (https://wefunder.com/iteropus/) to support the continued growth of its flagship platform, **Levii.io,** a private, intelligent career concierge, workforce development tool bringing a human element back into the hiring process. The campaign invites both accredited and non-accredited investors to join **Iter Opus** in transforming how careers are built and how workforces are developed through innovative, AI-driven technology.

Revolutionizing Workforce Technology

America's workforce loses an estimated **$160 billion each year** to inefficiencies in hiring and skills alignment. **Levii.io** was built to close that gap. The platform connects individuals and organizations through personalized career pathways and values-based matching, replacing outdated job board models with a human-centered approach. It empowers candidates to find roles aligned with their skills and ambitions while giving employers data-driven insights to improve workforce planning, hiring, and retention.

"Our mission is to make hiring deeply human again," said **Andrew Dimock, CEO and Co-Founder of Iter Opus.** "Levii.io uses AI to build meaningful relationships, not transactions—helping employers plan, grow, and train their workforces while empowering individuals to actively shape their careers."

A Platform Built for People and Progress

Iter Opus was founded to fix the inefficiencies that leave skilled workers unseen while companies struggle to fill critical roles. **Levii.io** replaces keyword-driven algorithms with ethical, privacy-first AI that understands people beyond their résumés.

Key Differentiators:

- **Privacy-First Design:** Eliminates public profiles and social feeds.
- **Ethical AI:** Matches candidates and employers through shared values, not ads.
- **Workforce Intelligence:** Integrates hiring forecasts and skill-aligned pipelines into one unified **platform.**

Compliance & Investor Access

This offering is made under **Regulation Crowdfunding** under the **Securities Act of 1933, as amended.** Investments in this offering are speculative, illiquid, and involve a high degree of risk. The securities offered will not be registered under the Securities Act or state securities laws (unless an exemption applies) and cannot be resold except under certain limited conditions. The offering is available to both accredited and non-accredited investors subject to the investment limits prescribed by Reg CF. Prospective investors should review all offering documents including the Form C and risk disclosures on the Wefunder platform.

About Iter Opus Corporation

Founded in Rochester, NY, **Iter Opus** is a mission-driven technology company advancing the intersection of AI and workforce development. Its platform, **Levii.io,** delivers private, human-centered career matching and employer insights empowering individuals and organizations alike to reach their full potential. The Company

is headquartered in Rochester, NY, with a distributed team spanning product design, AI, and workforce strategy.

Learn more at wefunder.com/iteropus and iteropus.com.

Media Contact:
[redacted] | Chief Marketing Officer
[redacted]

Iter Opus Corporation

Prior Communications: Facebook

https://www.facebook.com/share/p/1BtKa3NG6j/

January 13, 2026



Iter Opus Corporation

January 13 ·

The Levii.io demos are live!

Not another job board.
Not another stalled recruiting loop.
Not chasing algorithms as a means to get noticed.

You see how candidates shape their careers with purpose and how employers plan hiring around real needs.

Watch the live demos 👉 https://www.iteropus.com/demovideos

If you want to be part of reimagining candidates approach careers and employers approach hiring, back Iter Opus on Wefunder 👇👇👇
https://wefunder.com/iteropus

#Leviiio #IterOpus #FutureOfWork #WorkforcePlanning #HiringTech #Careers #StartupInvesting #TechForPeople

ITER
OPUS

ITEROPUS.COM

Demo Videos — Iter Opus Corporation

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December 30, 2025

Iter Opus Corporation is in **Rochester**.
December 30, 2025 · ♬ Dime (Instrumental) · Company Money ·

As the year comes to a close, we want to say thank you 🙏

Thank you to everyone who supported the launch of Iter Opus, believed early, and showed up through conversations, encouragement, and trust.

This year, Iter Opus launched, we secured our space, and we began building Levii.io. None of this happens without people willing to support something before it is fully visible.

It is not too late to support 🤝 or invest in the future of work.

You can back Iter Opus on Wefunder:
👉 wefunder.com/iteropus
or join the Levii.io waitlist 👉 iteropus.com/waitlist as we move into 2026 with momentum.

We are grateful for the foundation laid and excited for what comes next in 2026.

#IterOpus
#Grateful
#StartupLife
#2025



What a Year! Thank you 2025!
@ITEROPUSCORP
SOMETHING BIG IS TAKING SHAPE IN ROCHESTER.

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November 12, 2025

Iter Opus Corporation

November 12, 2025 ·

At Iter Opus, honoring 🫡 veterans isn't limited to one day—it's part of our mission.

Our team includes a fifth-generation Army veteran with direct experience working alongside the Department of Defense, federal contractors, and state and federal agencies supporting military transitions, veteran hiring, and family employment initiatives.

We've seen the gaps firsthand, underemployment, unemployment, lost skill translation, and career instability for military spouses and caregivers. These challenges guide how we're building Levii.io, powered by Iter Opus, to deliver data-driven solutions that close those gaps and strengthen America's workforce.

Our Regulation Crowdfunding (Reg CF) raise is now open. Learn more, get involved, and help build the future of work with us 💪: wefunder.com/iteropus

#Veterans #MilitarySpouse #FutureOfWork #WorkforceInnovation #Startup #RegCF #WeFunder #IterOpus #Leviiio #EthicalAI #HiringInnovation

Disclaimer: This communication may be deemed to be a solicitation of interest under Regulation Crowdfunding. No money or other consideration is being solicited or accepted, and any indication of interest involves no obligation or commitment.


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WEFUNDER.COM

Invest in Iter Opus Corporation: A private, AI-driven career concierge for job seekers and a strategic hiring solution for employers.

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November 4, 2025

Iter Opus Corporation
November 5, 2025 ·

Big news! Iter Opus has been featured in Yahoo Finance and Morningstar for our Regulation Crowdfunding campaign on Wefunder.

Our mission: transform how people and companies connect through AI-driven workforce technology that puts humans first.

Read the full articles:
• Yahoo Finance: https://finance.yahoo.com/.../iter-opus-launches-reg-cf...
• Morningstar/PR Newswire: https://www.morningstar.com/.../iter-opus-launches-reg-cf...

Follow our journey and learn how to join our investor community:
https://wefunder.com/iteropus

#IterOpus #Leviiio #FutureOfWork #AI #Startup #WorkforceTech #WeFunder #RegCF #InvestInImpact #HumanCenteredAI #EquityCrowdfunding

This communication may be considered a form of “testing the waters” under Regulation Crowdfunding. No money or other consideration is being solicited or will be accepted until the offering is filed with the SEC and made available through our intermediary, Wefunder Portal LLC. Any indications of interest involve no obligation or commitment.

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Iter Opus Launches Reg CF Campaign on Wefunder to Revolutionize Workforce...

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Iter Opus Launches Reg CF Campaign on Wefunder to Revolutionize Workforce Tech

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October 23, 2025

Iter Opus Corporation is in **Rochester**.
October 23, 2025 ·

Humanizing the Future of Work Starts Here.
We believe America's workforce deserves better, and we're building it.

Iter Opus has launched a Regulation Crowdfunding (Reg CF) campaign on WeFunder to expand Levii.io, our AI-powered career platform reimagining how people and employers connect.

Levii.io helps:

- Job seekers find meaningful career pathways
- Employers hire faster and smarter
- Communities strengthen their local economies

Whether you're a graduate, a career changer, or someone impacted by layoffs, Levii.io bridges people to purpose while modernizing workforce systems across the country.

📽️ Watch our launch video and learn how we're rebuilding the future of work with purpose, privacy, and innovation.
👉 Follow our journey: wefunder.com/iteropus
👉Learn more: iteropus.com
#Leviiio #IterOpus #WeFunder #RegCF #FutureOfWork #StartupLaunch
#WorkforceInnovation #AI #CareerTech #WorkforceDevelopment

Iter Opus is testing the waters under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited or will be accepted at this time. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed with and qualified by the SEC. Any indication of interest involves no obligation or commitment of any kind.


BRENDAN MICHAEL
U.S. NAVY VETERAN/CYBER ANALYST

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Invest in the Future of Work.


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Why invest?

✻

Mission-Driven Impact

Iter Opus is developing *Levvi.io*, an AI-powered platform designed to make hiring more human —helping companies find the right talent while guiding people toward meaningful careers.

✻

A Large, Proven Need

Over 74 percent of employers struggle to find qualified talent, while millions of skilled people remain under- or unemployed—a market inefficiency *Levii.io* aims to solve.

✻

Ethical, Privacy-First AI

Unlike legacy job platforms that trade user data for clicks, Levii.io prioritizes transparency, mutual interest, and data privacy—building trust, not traffic.

✻

Experienced Leadership

The founding team includes veterans and technology leaders who have built national hiring programs and advised major organizations such as Department of Defense and Harvard Business School.

✻

Scalable Technology, Real-World Value
Our platform combines deep data from both job seekers and employers to improve matching accuracy and retention—addressing one of the biggest workforce challenges today.

Be Part of the Future of Work
Iter Opus aims to help one million people reach their full career potential by 2030. Learn more about our vision and how you can follow our progress.

This communication is for informational purposes only and is not a solicitation to purchase securities. No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and available on the Wefunder portal. Any indication of interest involves no obligation or commitment of any kind.

RESERVE NOW



“Resumes are not fully tailored to what the job is, they don't show candidates’ transferrable skills, and our hiring managers don’t



have the knowledge to identify transferrable skills.”

Hunter Paige, Director of Recruiting



“When I got out (of the Navy), the resources available were one size fits all. It didn’t prepare me for my individual goals or connect my skills to real opportunities. Levii.io will change that by engaging service members early and keep me proactive instead of reactive.”

Brendan Michael, Cybersecurity Analyst

Iter Opus Corporation

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info@iteropus.com
585.207.1017
16 W Main St, Suite 236
Rochester, NY 14614